UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

P.E.

June 17, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

Exhibit Index

Exhibit No.	Description
1.	Press Release

June 17, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

"Robert J. MacDonald"

Date: June 17, 2002

By:______________________________

Robert J. MacDonald
Sr. VP & CFO

Forbes Medi-Tech
INC.

News Release

"Developing Nutraceuticals & Pharmaceuticals from Nature"

For Immediate Release

Forbes Medi-Tech Extends Settlement Negotiations With Novartis Consumer Health SA

Vancouver, British Columbia – June 17, 2002 – Forbes Medi Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it has extended settlement negotiations with Novartis Consumer Health SA beyond the June 18, 2002 deadline to resolve outstanding issues related to Forbes acquiring the rights to Reducol™, a phytosterol-based cholesterol-lowering food ingredient.

Forbes Medi-Tech, the developer and manufacturer of Reducol™, originally licensed the rights to its cholesterol-lowering food ingredient to Novartis in 1999 under a Master License Agreement (MLA). Disagreements have arisen over rights on termination of the relationship, and the parties have mutually agreed to extend the June 18th termination date.

"Negotiations with Novartis are progressing very well and we are confident that an amicable and mutually beneficial settlement will be reached shortly," said Charles Butt, President and CEO of Forbes.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products derived from nature. By extracting plant sterols from wood pulping by-products, Forbes is developing cholesterol-lowering agents to be used both as pharmaceutical therapeutics and functional food ingredients in the battle against heart disease.

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For more information, please contact:

Martin Livingston
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: irinfo@forbesmedi.com

Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

The NASDAQ National Market and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains a forward-looking statement respecting the Company's negotiations with Novartis, which is intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Such statement is subject to various risks and uncertainties, including that a settlement with Novartis may not be reached in a timely manner or at all, and accordingly, actual results of the negotiations could differ materially from the anticipated result referred to in the forward-looking statement. The Company assumes no obligation to update the information contained in this press release.